PE
8-1-02

02047925

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . X . . .

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Announcement Details

Company	Headline	Last Updated
Abbey National PLC	Director Shareholding	09:54 5 Aug 0

Full Announcement Text

RNS Number:5401Z
Abbey National PLC
5 August 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

ABBEY NATIONAL PLC

2) NAME OF DIRECTOR

YASMIN JETHA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS 2 ABOVE IN ISA ACCOUNT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

AS 3 ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

970 ORDINARY SHARES

8) (N/A %) of issued Class

NOMINAL

9) Number of shares/amount of stock disposed

10) (N/A %) of issued Class

11) Class of security

ORDINARY SHARES OF 10P EACH

12) Price per share

711.69P

13) Date of transaction

2ND AUGUST 2002

14) Date company informed

2ND AUGUST 2002

15) Total holding following this notification

40,809 ORDINARY SHARES

16) Total percentage holding of issued class following this notification

NOMINAL

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

P J LOTT - ABBEY NATIONAL GROUP SECRETARIAT

25) Name and signature of authorised company official responsible for making this notification

P J LOTT - ABBEY NATIONAL GROUP SECRETARIAT

Date of Notification 5TH AUGUST 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: 5 August, 2002

By ______________________
Peter Lott, Authorised Signatory